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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Amended Application For Deregistration of Certain Registered Investment Companies

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☒	Merger

☐	Liquidation

☐	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Cohen & Steers European Realty Shares, Inc.

3.	Securities and Exchange Commission File No.: 811-22010

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☒	Initial Application	☐	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

280 Park Avenue, 10th Floor, New York, NY 10017

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:
Tina M. Payne, Esq Cohen & Steers 280 Park Avenue, 10th Floor New York, NY 10017 212-832-3232

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Tina M. Payne, Esq Cohen & Steers 280 Park Avenue, 10th Floor New York, NY 10017 212-832-3232

NOTE:	Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☒	Management company;

☐	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☒	Open-end	☐	Closed-end

10.	State law under which the fund was organized or formed ( e.g., Delaware, Massachusetts): Maryland

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Advisor:

Cohen & Steers Capital Management, Inc.

280 Park Avenue

New York, NY 10017

Subadvisors:

Cohen & Steers Europe S.A.

166 Chaussee de la Hulpe 166

1170 Brussels Belgium

Cohen & Steers UK Limited

21 Sackville Street

4th Floor

London W1S 3DN

United Kingdom

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Cohen & Steers Securities, LLC 280 Park Avenue New York, NY 10017

13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es): N/A

	(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund ( e.g., an insurance company separate account)?

	☐ Yes			☒	No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☒	Yes	☐	No

If Yes, state the date on which the board vote took place: On June 9, 2009, the Board of Directors approved resolutions authorizing the merger of Cohen & Steers European Realty Shares, Inc. with and into Cohen & Steers International Realty Fund, Inc.

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		☐	Yes	☒	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: In accordance with the Fund’s Articles of Incorporation and applicable Maryland state and U.S. federal law (including Rule 17a-8 under the Investment Company Act of 1940, as amended), the merger was effected without the approval of shareholders of the Fund. The Board of Directors approved the merger on June 9, 2009, and an information statement/prospectus detailing the merger was mailed to Fund shareholders on or about August 17, 2009.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

		☒	Yes	☐	No

	(a)	If Yes, list the date(s) on which the fund made those distributions:

September 18, 2009

	(b)	Were the distributions made on the basis of net assets?

		☒	Yes	☐	No

	(c)	Were the distributions made PRO RATA based on share ownership?

		☒	Yes	☐	No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	LIQUIDATIONS ONLY: Were any distributions to shareholders made in kind?

		☐	Yes	☐	No

17.	Closed-end funds only:

Has the fund issued senior securities?

Not applicable.

18.	Has the fund distributed all of its assets to the fund’s shareholders?

		☒	Yes	☐	No

If No, (a) How many shareholders does the fund have as of the date this form is filed? (b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

		☐	Yes	☒	No

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed? (See question 18 above)

		☐	Yes	☒	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

		☐	Yes	☒	No

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation: None.

(i) Legal expenses: $82,054

(ii) Accounting expenses: $11,148

(iii) Other expenses (list and identify separately): Printing and Mailing: $14,222

(iv) Total expenses (sum of lines (i)-(iii) above): $107,423

	(b)	How were those expenses allocated? To the target fund.

	(c)	Who paid those expenses? The Investment Advisor

	(d)	How did the fund pay for unamortized expenses (if any)? None

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	☐	Yes	☒	No

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	☐	Yes	☒	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	☐	Yes	☒	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a) State the name of the fund surviving the Merger:	Cohen & Steers International Realty Fund, Inc.

	(b) State the Investment Company Act file number of the fund surviving the Merger:	811-21677

	(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:	File number: 333-160328, Form 497, August 12, 2009

	(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.	N/A

VERIFICATION

The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Cohen & Steers European Realty Shares, Inc., (ii) he or she is the Secretary of Cohen & Steers European Realty Shares, Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information, and belief.

(Signature)

/s/ Tina M. Payne
Tina M. Payne